hannover **re**

02 AUG -6 AM 12:12

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

SUPPL

02049017

Re: Hannover Rückversicherungs-AG
Rule 12g3 - 2 (b) under the Securities
Exchange Act of 1934 -
File No. 82-4627

July 31, 2002

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherungs-AG herewith submits a German and English version of our latest Newsletter: Profit Forecast for 2002 unchanged.

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

Dr. Lutz Köhler

Iris Garbers

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Enclosures

Hannover Rückversicherungs-AG
P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88

***Der InfoBrief ist** ein Medium, mit dem die Hannover Rück institutionellen Anlegern sowie Finanzanalysten und -journalisten in unregelmäßigen Abständen Hintergrundinformationen zu Entwicklungen der Branche und zu außergewöhnlichen Schadenereignissen vermittelt und über Neues aus dem Hause der Hannover Rück berichtet.*

Gewinnerwartung für 2002 unverändert

- **Weder aus US-Geschäft noch aus WTC Nachreservierungsbedarf**
- **Kapitalanlageergebnis nur moderat gesunken**
- **Versicherungstechnische Entwicklung im Plan**

Hannover, 31. Juli 2002: Auf Grund einiger Gewinnwarnungen von Versicherungswerten wurden wir vermehrt hinsichtlich der Situation bei der Hannover Rück angesprochen. Hierzu erklären wir Folgendes:

Unsere vorsichtige Zeichnungs- und Reservierungspolitik im weichen Markt der Schaden-Rückversicherung zahlt sich nun aus: Unsere neueste Reserveüberprüfung bestätigt ein angemessenes Niveau unserer Schadenrückstellungen; dies gilt auch für das US-Geschäft.

Die für die Terroranschläge vom 11. September 2001 gebildeten Schadenrückstellungen sind nach heutigem Kenntnisstand unverändert ausreichend. Bereits kurz nach den Anschlägen haben wir für jeden einzelnen Vertrag die potenzielle Belastung ermittelt. Auf Grund der Tatsache, dass unser Portefeuille vornehmlich aus nicht-proportionalen Verträgen besteht, sind wir von der Nachhaltigkeit dieser Einschätzung überzeugt.

Für das 1. Halbjahr erwarten wir ein gutes versicherungstechnisches Ergebnis, welches sich im Rahmen unserer Erwartungen bewegt. Im Großschadensbereich rechnen wir im 2. Quartal lediglich mit Belastungen von rund 60 Mio. EUR; im 1. Quartal war die Belastung noch geringer.

Leider können wir uns bei der Entwicklung des Kapitalanlageergebnisses von der allgemeinen Marktsituation nicht gänzlich abkoppeln. Zwar ist die Aktienquote der Hannover Rück-Gruppe mit rund 7 % der Kapitalanlagen sehr niedrig – wir hatten den Aktienanteil bereits Anfang 2001 signifikant reduziert –, dennoch blieb auch unser Portefeuille von einem Wertverlust nicht verschont. Abschreibungen in Höhe von rund 50 Mio. EUR wurden im 2. Quartal 2002 notwendig.

Die spektakulären Insolvenzen der letzten Monate belasten uns weder auf der Kapitalanlageseite noch in der Versicherungstechnik (Kreditversicherung) in nennenswertem Ausmaß. So beläuft sich die Belastung aus der Worldcom-Insolvenz lediglich auf einen einstelligen Mio.-EUR-Betrag.

Detaillierte Informationen zum 2. Quartal werden wir am 21. August 2002 bekannt geben. Zum gegenwärtigen Zeitpunkt ist davon auszugehen, dass die Ergebnisentwicklung im 1. Halbjahr im Rahmen der für das Gesamtjahr getroffenen Erwartungen (operatives Ergebnis von über 600 Mio. EUR, Jahresüberschuss von rund 300 Mio. EUR) liegen wird.

Für weitere Informationen wenden Sie sich bitte an Dr. Lutz Köhler (Tel. 05 11/ 56 04-15 00, Fax 05 11/ 56 04-16 48, e-mail lutz.koehler@hannover-re.com).

Die Hannover Rück *ist mit einem Prämienvolumen von rund 12 Mrd. EUR die fünftgrößte Rückversicherungsgruppe der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die amerikanischen Rating-Agenturen Standard & Poor's und A.M. Best haben sowohl Hannover Rück als auch E+S Rück ein AA ("Very Strong") bzw. A+ ("Superior") Rating zuerkannt.*

hannover re®

NEWSLETTER

***The Hannover Re NewsLetter** serves to provide institutional investors, financial analysts and journalists with background information on developments in the world of reinsurance including severe loss events, as well as to share new developments at Hannover Re.*

Profit forecast for 2002 unchanged

- **Neither the WTC losses nor the US business create a need for additional reserves**
- **Only a moderate decrease in net investment income**
- **Underwriting result according to plan**

Hannover, 31 July, 2002: Due to recent profit warnings by other reinsurers, Hannover Re has received frequent enquiries as to its own situation. In response we issue the following statement:

Our selective underwriting practice and reserving policy under the former soft market conditions for property and casualty reinsurance is now paying off. The latest audit confirms that the level of our loss reserves is appropriate. This applies to the US business as well.

Based on the latest information available, the loss reserves built up in the wake of the terrorist attacks of 11 September continue to prove sufficient. Shortly after the attacks we calculated the potential loss burden on a treaty by treaty basis. Due to the fact that our portfolio consists mainly of non-proportional treaties, we stand by the continuing validity of our original calculations.

For the first half-year we are expecting a good underwriting result which is in the range of our initial forecast. With regard to major loss events, in the second quarter we estimate the loss burden to amount to a mere EUR 60 million, in the first quarter the amount was even less.

It was not possible, however, to separate the development of our net investment income completely from the current situation of the capital markets. Even though the proportion of stocks in Hannover Re's investments is at a low 7%, after we already had reduced the proportion of stocks significantly at the beginning of 2001, we could not completely avoid a reduction in the value of our portfolio. Write-offs of approximately EUR 50 million were necessary in the second quarter 2002.

The spectacular business collapses of the last few months did not affect us significantly, neither on the investment side, nor on the underwriting side (credit insurance). The loss incurred by the Worldcom insolvency adds to a low single-digit million amount in Euro.

More detailed information concerning the second quarter will be released on 21 August, 2002. Right now we can safely assume that our net income during the first half-year will be in line with the forecast for the entire year (EBIT of more than EUR 600 million, net income of about EUR 300 million).

For further information, please contact Dr. Lutz Köhler (tel. +49/511/56 04-15 00, fax +49/511/56 04-16 48, e-mail lutz.koehler@hannover-re.com).

...

Hannover Re, *with gross premiums of approx. EUR 12 bn., is the fifth-largest reinsurance group in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 2,000 insurance companies in over 100 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The American rating agencies Standard & Poor's and A.M. Best have awarded Hannover Re a rating of AA ("Very Strong") and A+ ("Superior"), respectively.*